U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 4
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Security Capital U.S. Realty
   69, route d'Esch
   l-1470 Luxembourg
2. Issuer Name and Ticker or Trading Symbol
   CarrAmerica Realty Corporation
   CRE
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/96
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)
   Common Stock

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |12/19/|P   | |321,429*          |A  |$26.00     |18,515,307         |I     |   By Security Capital     |
                           |96    |    | |                  |   |           |                   |      |      Holdings S.A.        |
                           |      |    | |                  |   |           |                   |      |     (a wholly owned       |
                           |      |    | |                  |   |           |                   |      |       subsidiary)         |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
* On December 19, 1996, at the closing pursuant to a Subscription Agreement, dated as of December 19, 1996, by and among CarrAmerica Realty
Corporation ("CarrAmerica"), Security Capital Holdings S.A.
("Holdings") and Security Capital U.S. Realty, Holdings purchased
321,429 shares of Common Stock of CarrAmerica for $26.00 per share directly from CarrAmerica. Holdings purchased such shares in connection with the exercise of an over-allotment option by the underwriters of a public offering by CarrAmerica of 5,000,000 shares of Common Stock on November 27, 1996. Pursuant to the exercise of such over-allotment option, an additional 750,000 shares of Common Stock were issued and sold by CarrAmerica. The 321,429 shares acquired pursuant to the Subscription Agreement represent all of the shares to be acquired pursuant to the Subscription Agreement. The transactions reported on this Form 4 are more fully described in Amendment No. 5 to the Schedule 13D filed by Security Capital U.S. Realty and Security Capital Holdings S.A. on
December 23, 1996.

SIGNATURE OF REPORTING PERSON
/s/ Paul E. Szurek
DATE
Jan. 9, 1997